Second Quarter 2023 The Bank of N.T. Butterfield & Son Limited Earnings Presentation August 1, 2023

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases and our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, the successful completion and integration of acquisitions (including our progress on subsequent closings of the acquisition of trust assets from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, the impact of the COVID-19 pandemic, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward- looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation.

3 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Craig Bridgewater Group Chief Financial Officer Michael Schrum President and Group Chief Risk Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Capital Efficient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Experienced Leadership Team • Overview • Second Quarter 2023 Financials • Q&A Presenters Agenda • Leading market positions in Bermuda & Cayman • Expanding loan and mortgage offerings in The Channel Islands • Well-secured lending in all markets • Award winning banking and wealth management offerings ESG Membership Awards

Second Quarter 2023 Highlights

- Net income of $61.0 million, or $1.22 per share
- Core net income** of $57.0 million, or $1.14 per share
- Return on average common equity of 25.9%; core return on average tangible common equity** of 26.3%
- Net Interest Margin of 2.83%, cost of deposits of 1.27%
- Cash dividend rate of $0.44 per common share during the quarter
- Second closing of previously announced acquisition of Credit Suisse trust assets
- Completed early redemption of $75 million 2018 series of the Bank's subordinated debt

(In US$ millions)		vs. Q1 2023		vs. Q2 2022	
	Q2 2023	$	%	$	%
Net Interest Income	$ 92.5	$ (4.9)		$ 10.5	
Non-Interest Income	50.2	—		(1.7)	
Provision for Credit Losses	(1.5)	(0.9)		(0.8)	
Non-Interest Expenses*	(84.1)	0.7		—	
Other Gains (Losses)	4.0	3.9		3.9	
Net Income	$ 61.0	$ (1.2)	(1.9)%	$ 11.9	24.2 %
Non-Core Items**	(4.0)	4.0		(5.1)	
Core Net Income**	$ 57.0	$ (5.2)	(8.4)%	$ 6.8	13.6 %

Return on Equity



24.5%
27.8%
28.5%
31.6%
31.6%
34.9%
28.0%
30.5%
25.9%
26.3%
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Return on Equity
Core Return on Average Tangible Common Equity**

Net Income

(In US$ millions)



$49.1
$50.2
$57.4
$57.6
$63.1
$63.2
$62.2
$62.2
$61.0
$57.0
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Net income
Core Net Income**

* Includes income taxes

** See the Appendix for a reconciliation of the non-GAAP measure

4

Financials

6 Net Interest Income before Provision for Credit Losses -Trend (In US$ millions) $82.0 $97.4 $92.5 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 Net Interest Margin & Yields Income Statement Net Interest Income • Net interest income (“NII”) decreased by $4.9 million versus the prior quarter primarily due to lower average balance sheet volumes, higher deposit costs and the accelerated amortization of issuance costs due to early redemption of the 2018 issuance of subordinated debt • Net interest margin (“NIM”) decreased by 5 basis points to 2.83% as of a result of increased deposit costs and the early redemption of subordinated debt. Adjusted for the impact of the redemption*, NIM is 2.86% • Average interest earning assets fell by $618 million, due to cash outflows to depositors, which outpaced securities portfolio and net loan portfolio paydowns (In US$ millions) Q2 2023 vs. Q1 2023 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 2,488.2 4.06% $ (455.7) 0.32 % Investments 5,614.7 2.07% (105.5) (0.05) % Loans (net) 4,984.1 6.42% (56.6) 0.19 % Interest Earning Assets 13,087.0 4.10% (617.7) 0.12 % Interest Bearing Liabilities 9,455.8 (1.76) % (503.4) (0.25) % Net Interest Margin 2.83% (0.05) % * Accelerated recognition of $0.9 million unamortized debt issuance costs

7 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q2 2023 vs. Q1 2023 Asset management $ 8.2 $ 0.3 Banking 12.6 (1.0) Foreign exchange revenue 11.3 0.6 Trust 14.3 1.4 Custody and other 3.3 — Other 0.5 (1.3) Total Non-Interest Income $ 50.2 $ — $51.8 $50.2 $50.2 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 • Total non-interest income was unchanged versus the prior quarter, with increases in asset management, trust and foreign exchange income, offset by decreases in banking and other income • Foreign exchange income increased due to higher volumes, while trust income also increased due to the impact of the newly acquired relationships from Credit Suisse and higher activity-based fees • Banking fees decreased on lower volumes, while other income was impacted by a decrease in investment income from a legacy equity investment and a decrease in unclaimed balances recognized into income • The fee income ratio was 35.5% in the second quarter of 2023 which compares favorably to the peer average* and the 34.2% in the prior quarter Income Statement Non-Interest Income * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2023 comparative data is used as Q2 2023 peer information was not widely available at time of publication.

8 Core Non-Interest Expense* Trend (In US$ millions)Core Non-Interest Expenses* vs. Q1 2023 (In US$ millions) Q2 2023 $ % Salaries & Benefits** $ 42.6 $ (1.1) (2.6) % Technology & Comm. 14.9 1.0 6.9 % Professional & O/S Services 4.7 (0.3) (5.3) % Property 7.5 0.1 0.9 % Indirect Taxes 5.3 (0.5) (7.8) % Marketing 1.7 0.2 12.8 % Intangible Amortization 1.4 — 1.3 % Other 5.4 0.1 1.9 %Total Core Non-Interest Expenses* $ 83.6 $ (0.5) (0.6) % Non-Core Expenses* — — — % Non-Interest Expenses $ 83.5 $ (0.6) (0.7) % $81.9 $84.1 $83.6 60.2% 56.0% 57.6% Core Efficiency Ratio* Core Non-Interest Expenses* Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 • Core non-interest expenses* were lower than the prior quarter primarily due to lower staff-related expenses, partially offset by higher technology & communications expenses related to the implementation of the new core banking system upgrade in Bermuda • Core efficiency ratio* of 57.6% is higher than the prior quarter due to lower net revenues. Butterfield continues to target a through-cycle core efficiency ratio of 60% * See the Appendix for a reconciliation of the non-GAAP measure ** Includes Non-Service Employee Benefits Expense Income Statement Non-Interest Expenses

9 Balance Sheet Total Assets (In US$ billions) • Changes in deposit volumes represent normal commercial movements • Period end deposit balances decreased by $0.1 billion to $12.2 billion compared to Q1 2023 due to client deposit activation in Cayman and the Channel Islands • Average deposits decreased over the second quarter of 2023 by $0.6 billion from $12.8 billion to $12.2 billion at quarter end • Butterfield’s balance sheet remains low in risk density (risk weighted assets/total assets) at 34.3% vs Q4 2022 (In US$ millions) Q2 2023 Q4 2022 % Cash and cash equivalents $ 1,795 $ 2,101 (15) % Reverse Repos & S/T Investments 729 944 (23) % Investments 5,546 5,727 (3) % Loans (net) 5,003 5,096 (2) % Other Assets 435 437 — % Total Assets $ 13,510 $ 14,306 (6) % Int. Bearing Deposits $ 9,354 $ 9,951 (6) % Non-Int. Bearing Deposits 2,838 3,040 (7) % Other Liabilities 367 450 (18) % Shareholders’ Equity 950 865 10 % Total Liab. & Equity $ 13,510 $ 14,306 (6) % $14.3 $13.7 $13.5 $6.0 $5.7 $5.5 $5.1 $5.0 $5.0 Total assets Investments Loans Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 $13.1 $12.3 $12.2 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 Total Deposits (In US$ billions)

10 Group (US$ Billions) Bermuda (US$ Billions) Deposit Composition by Segment Cayman (US$ Billions) Channel Islands (US$ Billions) 23% 24% 23% 24% 23% 56% 55% 53% 49% 49% 21% 21% 24% 27% 27% $13.1 $12.5 $13.0 $12.3 $12.2 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 26% 25% 28% 27% 25% 62% 61% 57% 56% 56% 12% 14% 15% 17% 19% $4.4 $4.3 $4.3 $4.2 $4.0 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 41% 42% 40% 42% 39% 45% 44% 45% 43% 44% 14% 14% 15% 15% 17% $4.6 $4.5 $4.5 $4.5 $4.6 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 —% —% 1% 1% —% 61% 61% 57% 48% 50% 39% 39% 42% 51% 50% $4.0 $3.7 $4.2 $3.7 $3.6 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023

11 34% 32% 29% 29% 28% 18% 18% 21% 23% 22% 48% 49% 50% 49% 50% $3.2 $3.4 $3.6 $3.6 $3.6 Bermuda Cayman UK and Channel Islands 2019 2020 2021 2022 Q2 2023 32% 29% 26% 24% 23% 2% 5% 7% 9% 8% 22% 18% 18% 21% 22% 45% 49% 48% 46% 47% $1.7 $1.6 $1.4 $1.4 $1.3 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate 2019 2020 2021 2022 Q2 2023 Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billions) Loans 44% 44% 39% 37% 35% 18% 18% 20% 24% 24% 38% 38% 41% 39% 41% $5.1 $5.2 $5.2 $5.1 $5.0 Bermuda Cayman UK and Channel Islands 2019 2020 2021 2022 Q2 2023 Loan Portfolio Composition by Originating Segment (US$ Billions) 22% 20% 19% 43% 51% 78% 80% 81% 57% 49% $5.1 $5.2 $5.2 $5.1 $5.0 Fixed Floating 2019 2020 2021 2022 Q2 2023 Fixed vs. Floating Rate Loans (US$ Billions)

12 Loan-to-Deposit Ratio Balance Sheet Asset Mix Liquidity: Cash & Cash Equivalents** to Total Assets 39% 40% 39% 41% 41% 60% 62% 65% 67% NTB US Peer Median* Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 20% 18% 21% 19% 19% 6% 5% 4% 5% NTB US Peer Median* Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 • Butterfield takes a conservative approach to managing the liquidity and funding risk profile of its balance sheet. This involves the retention of a significant liquidity holding of cash or cash equivalent balances, comprised of interbank deposits and short-dated sovereign Canadian, UK and US Treasury Bills as well as maintaining significant liquidity facilities with correspondent banks • Butterfield also maintains capital, liquidity and funding buffers conservatively in excess of regulatory requirements * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q2 2023 peer information was not widely available at time of publication and therefore not included. ** Includes securities purchased under agreements to resell and short-term investments.

13 Asset Quality Non-Accrual Loans (In US$ millions) $62.2 $55.5 $58.1 Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 Res Mtg 70.8% Consumer 3.7% Comm’l R/E 12.1% Other Comm’l 8.0% Government 5.5% Loan Distribution 0.07% 0.01% 0.02% Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio AAA 95.2% AA 4.4% A 0.4% $5.0 billion $5.5 billion Investment Portfolio Rating Distribution • Investment portfolio continues to be of very high credit quality with 95% comprised of AAA rated securities, primarily US Government guaranteed mortgage backed securities • Non-accrual loans of 1.2% of gross loans compared to 1.1% in the prior quarter • Allowance for credit losses at $26.0 million representing an ACL/Total loans of 0.5% • The net charge-off ratio continues to be low at 0.02% of total gross loans

14 Interest Rate Sensitivity Interest Rate SensitivityAverage Balance - Balance Sheet Average Balances (US$Mil) Weighted Average Life Q2 2023 vs. Q1 2023 Duration vs. Q1 2023 Cash & Reverse Repos & S/T Invest. $ 2,488.2 $ (455.7) 0.2 — N/A AFS 1,970.7 (34.8) 3.3 (0.1) 4.3 HTM** 3,644.0 (70.6) 6.5 0.1 9.3 Total $ 8,102.9 $ (561.1) (5.0)% 1.7% 3.4% (2.2)% 2.4% 3.3% NTB US Peer Median * -100bps +100bps +200bps • Total investment portfolio duration was unchanged at 5.3 years compared to the prior quarter • Interest rate sensitivity has a slight bias towards asset sensitivity due to fixed-rate assets rolling over in the next few months • Unrealized losses on securities increased by $15.8 million during the quarter. As of June 30, 2023, the Bank had $207.3 million in net unrealized losses in the AFS portfolio, compared with net unrealized losses of $191.5 million as at the end of the first quarter of 2023. * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2023 comparative data is used as Q2 2023 peer information was not widely available at time of publication. ** The HTM portfolio is comprised of securities with negative convexity which typically exhibit lower prepayment speeds when assuming higher future rates.

15 Capital Requirements and Dividend Return Leverage Capital • Regulatory capital levels remain conservatively above requirements • Quarterly dividend rate continues at $0.44 per common share • TCE/TA ratio of 6.5% has increased compared to 6.3% last quarter, due primarily to the change in deposit levels • TCE/TA ex-cash and ex-OCI are 7.5% and 9.2%, respectively Regulatory Capital (Basel III) - Total Capital Ratio* 25.1% 13.5% 14.5% Butterfield Current BMA Minimum US Peer Median*** *** Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q1 2023 comparative data is used as Q2 2023 peer information was not widely available at time of publication. 7.5% 8.0% 6.5% 7.8% 1.0% 0.2% TCE/TA TCE/TA Ex Cash Butterfield - Current US Peer Median*** 60.5% 53.7% 40.7% 35.5% 2020 2021 2022 Q2 2023 Dividend Payout Ratio** * In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years. ** 2023 is based on year-to-date dividend and earnings per share

Appendix

17 Balance Sheet Movements Deposit Composition by Currency (US$ billions)Deposit Movements (US$ millions) $(165) $(805) Change vs Q1 2023 Change vs Q4 2022 Loan Movements (US$ millions) Loan Composition by Currency (US$ billions) -235 +70 $(20) $(90) Change vs Q1 2023 Change vs Q4 2022 Volume FX Translation 74% 75% 75% 21% 19% 19% 6% 6% 6% $13.1 $12.3 $12.2 USD / USD Pegged GBP Other Total deposits Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 62% 61% 60% 37% 38% 39% 1% 1% 1% $5.1 $5.0 $5.0 USD / USD Pegged GBP Other Total loans Q2 2022 Q3 2022 Q4 2022 Q1 2023 Q2 2023 -920 +115 -75 +55 -190 +100

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)	2023		2022				2021		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Assets									
Cash and cash equivalents	$ 1,795	$ 1,345	$ 2,101	$ 1,485	$ 1,340	$ 2,103	$ 2,180	$ 2,310	$ 2,766
Reverse Repos & S/T Investments	729	1,263	944	995	1,516	1,601	1,295	1,446	1,651
Investments	5,546	5,665	5,727	5,805	5,970	6,111	6,237	5,984	5,605
Loans, Net	5,003	5,022	5,096	4,992	5,139	5,068	5,241	5,204	5,221
Other Assets	435	438	437	422	386	383	382	389	421
Total Assets	$ 13,510	$ 13,733	$ 14,306	$ 13,699	$ 14,350	$ 15,266	$ 15,335	$ 15,332	$ 15,665
Liabilities and Equity									
Total Deposits	$ 12,192	$ 12,348	$ 12,991	$ 12,461	$ 13,075	$ 13,933	$ 13,870	$ 13,861	$ 14,193
Long-Term Debt	98	172	172	172	172	172	172	172	172
Other Liabilities	269	275	278	311	300	319	316	325	334
Total Liabilities	$ 12,559	$ 12,796	$ 13,441	$ 12,944	$ 13,547	$ 14,424	$ 14,358	$ 14,358	$ 14,698
Common Equity	$ 950	$ 937	$ 865	$ 755	$ 802	$ 842	$ 977	$ 974	$ 967
Total Equity	$ 950	$ 937	$ 865	$ 755	$ 802	$ 842	$ 977	$ 974	$ 967
Total Liabilities and Equity	$ 13,510	$ 13,733	$ 14,306	$ 13,699	$ 14,350	$ 15,266	$ 15,335	$ 15,332	$ 15,665
Key Metrics									
CET 1 Ratio	22.7 %	22.2 %	20.3 %	18.9 %	17.7 %	17.3 %	17.6 %	16.9 %	16.1 %
Total Tier 1 Capital Ratio	22.7 %	22.2 %	20.3 %	18.9 %	17.7 %	17.3 %	17.6 %	16.9 %	16.1 %
Total Capital Ratio	25.1 %	26.2 %	24.1 %	22.7 %	21.4 %	20.9 %	21.2 %	20.4 %	19.5 %
Leverage ratio	7.6 %	7.2 %	6.7 %	6.4 %	5.8 %	5.5 %	5.6 %	5.5 %	5.2 %
Risk-Weighted Assets (in $ millions)	4,628	4,604	4,843	4,780	4,854	5,043	5,101	5,185	5,321
Risk-Weighted Assets / total assets	34.3 %	33.5 %	33.9 %	34.9 %	33.8 %	33.0 %	33.3 %	33.8 %	34.0 %
Tangible common equity ratio	6.5 %	6.3 %	5.6 %	5.0 %	5.1 %	5.0 %	5.8 %	5.8 %	5.6 %
Book value per common share (in $)	19.34	18.80	17.42	15.21	16.17	16.97	19.83	19.68	19.49
Tangible book value per share (in $)	17.83	17.32	15.92	13.76	14.61	15.30	18.08	17.92	17.67
Non-accrual loans/gross loans	1.2 %	1.1 %	1.2 %	1.2 %	1.2 %	1.2 %	1.2 %	1.2 %	1.3 %
Non-performing assets/total assets	0.7 %	0.6 %	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %	0.6 %
Allowance for credit losses/total loans	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %	0.5 %	0.6 %

18

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	Q2 2023			Q1 2023			Q2 2022		
Assets	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Cash and cash equivalents, reverse repurchase agreements and short-term investments	$ 2,488.2	$ 25.2	4.06 %	$ 2,943.9	$ 27.1	3.74 %	$ 3,364.5	$ 4.2	0.50 %
Investment in securities	5,614.7	28.9	2.07 %	5,720.2	29.8	2.12 %	6,143.9	29.0	1.89 %
AFS	*1,970.7*	*8.8*	*1.78 %*	*2,005.6*	*8.9*	*1.80 %*	*2,759.9*	*9.6*	*1.40 %*
HTM	*3,644.0*	*20.2*	*2.22 %*	*3,714.6*	*20.9*	*2.28 %*	*3,384.0*	*19.3*	*2.29 %*
Loans	4,984.1	79.8	6.42 %	5,040.7	77.5	6.23 %	5,066.9	56.5	4.48 %
Commercial	*1,396.7*	*23.0*	*6.59 %*	*1,409.8*	*22.6*	*6.51 %*	*1,455.3*	*17.3*	*4.76 %*
Consumer	*3,587.4*	*56.8*	*6.35 %*	*3,630.9*	*54.9*	*6.13 %*	*3,611.6*	*39.3*	*4.36 %*
Total interest earning assets	13,087.0	133.9	4.10 %	13,704.7	134.5	3.98 %	14,575.4	89.7	2.47 %
Other assets	402.0			395.9			359.1		
Total assets	$ 13,489.0			$ 14,100.7			$ 14,934.5		
Liabilities									
Deposits	$ 9,308.0	$ (38.5)	(1.66)%	$ 9,786.5	$ (34.7)	(1.44)%	$ 10,590.3	$ (5.4)	(0.20)%
Securities sold under agreement to repurchase	0.4	—	(5.45)%	0.4	—	(4.50)%	—	—	— %
Long-term debt	147.4	(2.9)	(8.02)%	172.3	(2.4)	(5.65)%	172.0	(2.4)	(5.60)%
Interest bearing liabilities	9,455.8	(41.4)	(1.76)%	9,959.2	(37.1)	(1.51)%	10,762.3	(7.8)	(0.29)%
Non-interest bearing customer deposits	2,863.2			2,993.5			2,997.8		
Other liabilities	243.6			241.1			300.8		
Total liabilities	$ 12,562.6			$ 13,193.7			$ 14,061.0		
Shareholders' equity	926.4			906.9			873.6		
Total liabilities and shareholders' equity	$ 13,489.0			$ 14,100.7			$ 14,934.5		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,631.2			$ 3,745.6			$ 3,813.1		
Net interest margin		$ 92.5	2.83 %		$ 97.4	2.88 %		$ 82.0	2.26 %

19

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2023		2022				2021		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net Interest Income	$ 92.5	$ 97.4	$ 94.6	$ 91.2	$ 82.0	$ 75.9	$ 74.5	$ 75.7	$ 74.7
Non-Interest Income	50.2	50.2	54.9	49.9	51.8	49.9	52.7	49.0	48.8
Prov. for Credit (Losses) Recovery	(1.5)	(0.7)	(1.6)	(0.8)	(0.7)	0.7	0.6	—	1.0
Non-Interest Expenses*	84.1	84.8	85.4	82.9	84.0	82.9	84.6	85.2	85.6
Other Gains (Losses)	4.0	0.1	0.6	0.1	0.1	0.8	(1.6)	0.3	0.7
Net Income	$ 61.0	$ 62.2	$ 63.1	$ 57.4	$ 49.1	$ 44.4	$ 41.7	$ 39.8	$ 39.6
Non-Core Items**	$ (4.0)	$ —	$ 0.1	$ 0.2	$ 1.1	$ 0.3	$ 0.1	$ 0.2	$ 0.5
Core Net Income**	$ 57.0	$ 62.2	$ 63.2	$ 57.6	$ 50.2	$ 44.7	$ 41.7	$ 40.0	$ 40.1

Key Metrics									
Loan Yield	6.42 %	6.23 %	5.79 %	5.05 %	4.48 %	4.26 %	4.18 %	4.22 %	4.28 %
Securities Yield	2.07	2.12	2.03	1.94	1.89	1.79	1.65	1.77	1.82
Cost of Deposits	1.27	1.10	0.78	0.34	0.16	0.12	0.12	0.11	0.10
Net Interest Margin	2.83	2.88	2.79	2.59	2.26	2.03	2.00	1.97	2.01
Core Efficiency Ratio**	57.6	56.0	55.6	57.0	60.2	63.7	64.7	66.3	66.3
Core ROATCE**	26.3	30.5	34.9	31.6	27.8	21.9	18.8	17.9	18.7
Fee Income Ratio	35.5	34.2	37.1	35.6	38.9	39.5	41.2	39.3	39.2
Fully Diluted Share Count (in millions of common shares)	49.9	50.1	50.0	49.8	49.8	49.8	49.8	49.9	49.9

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 23-24

20

Non-Interest Income & Expense Trends

(in millions of US Dollars, unless otherwise indicated)

	2023		2022				2021		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Non-Interest Income									
Asset Management	$ 8.2	$ 7.9	$ 7.4	$ 7.4	$ 7.4	$ 7.5	$ 7.6	$ 7.4	$ 7.4
Banking	12.6	13.6	17.5	14.1	12.9	12.7	15.4	12.6	12.5
FX Revenue	11.3	10.7	11.5	11.8	12.0	12.4	10.9	10.8	10.5
Trust	14.3	12.8	13.7	12.6	13.3	12.7	14.2	12.9	13.0
Custody & Other Admin.	3.3	3.3	3.4	3.3	3.3	3.6	3.9	3.7	3.8
Other	0.5	1.8	1.4	0.7	2.8	1.0	0.8	1.5	1.5
Total Non-Interest Income	$ 50.2	$ 50.2	$ 54.9	$ 49.9	$ 51.8	$ 49.9	$ 52.7	$ 49.0	$ 48.8
Non-Interest Expense									
Salaries & Benefits*	$ 42.6	$ 43.7	$ 44.7	$ 42.0	$ 42.3	$ 41.0	$ 41.1	$ 42.0	$ 43.2
Technology & Comm.	14.9	13.9	14.3	14.3	14.0	14.1	15.7	16.3	15.7
Professional & O/S Services	4.8	5.0	4.3	4.8	5.4	5.1	5.6	5.7	4.9
Property	7.5	7.4	8.0	7.9	7.6	7.9	8.0	7.8	7.6
Indirect Taxes	5.3	5.7	5.4	5.2	5.5	5.9	5.5	5.4	5.4
Marketing	1.7	1.5	1.8	1.5	1.6	1.5	1.2	0.9	1.0
Intangible Amortization	1.4	1.4	1.4	1.4	1.4	1.5	1.5	1.5	1.5
Other	5.4	5.3	4.7	4.9	5.2	5.0	5.2	4.8	5.4
Total Non-Interest Expense	$ 83.5	$ 84.1	$ 84.7	$ 82.0	$ 83.0	$ 82.0	$ 83.8	$ 84.4	$ 84.8
Income Taxes	0.5	0.7	0.7	0.9	1.1	1.0	0.8	0.8	0.8
Total Expense incld. Taxes	$ 84.1	$ 84.8	$ 85.4	$ 82.9	$ 84.0	$ 82.9	$ 84.6	$ 85.2	$ 85.6

*Includes non-service employee benefits

21

22 (in millions of US Dollars, unless otherwise indicated) 2023 2022 2021 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Salaries & Benefits** $ 42.6 $ 43.7 $ 44.7 $ 42.0 $ 41.2 $ 41.0 $ 41.1 $ 42.0 $ 41.8 Technology & Comm. 14.9 13.9 14.3 14.3 14.0 14.1 15.7 16.3 15.7 Professional & O/S Services 4.7 5.0 4.2 4.7 5.4 4.9 5.5 5.6 4.9 Property 7.5 7.4 8.0 7.9 7.6 7.9 8.0 7.8 7.6 Indirect Taxes 5.3 5.7 5.4 5.2 5.5 5.9 5.5 5.4 5.4 Marketing 1.7 1.5 1.8 1.5 1.6 1.5 1.2 0.9 1.0 Intangible Amortization 1.4 1.4 1.4 1.4 1.4 1.5 1.5 1.5 1.5 Other 5.4 5.3 4.7 4.9 5.2 4.8 5.2 4.7 5.4 Total Core Non-Interest Expense* $ 83.6 $ 84.1 $ 84.5 $ 81.8 $ 81.9 $ 81.6 $ 83.7 $ 84.2 $ 83.4 Income Taxes 0.5 0.7 0.7 0.9 1.1 1.0 0.8 0.8 0.8 Total Core Expense incld. Taxes* $ 84.1 $ 84.8 $ 85.3 $ 82.8 $ 83.0 $ 82.6 $ 84.5 $ 84.9 $ 84.2 * See the reconciliation of non-GAAP measures on pages 23-24 ** Includes non-service employee benefits Core Non-Interest Expense* Trends

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)		2023 Q2	2023 Q1	2022 Q4	2022 Q3	2022 Q2
Net income	A	$ 61.0	$ 62.2	$ 63.1	$ 57.4	$ 49.1
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Liquidation settlement from an investment previously written-off		(4.0)	—	—	—	—
Total non-core (gains) losses	B	$ (4.0)	$ —	$ —	$ —	$ —
Non-core expenses						
Early retirement program, voluntary separation, redundancies and other non-core compensation costs		—	—	—	—	1.0
Tax compliance review costs		—	—	0.1	0.2	—
Total non-core expenses	C	$ —	$ —	$ 0.1	$ 0.2	$ 1.1
Total non-core (gains), losses and expenses	D=B+C	(4.0)	—	0.1	0.2	1.1
Core net income to common shareholders	E=A+D	$ 57.0	$ 62.2	$ 63.2	$ 57.6	$ 50.2
Average shareholders' equity		943.3	902.5	791.2	799.0	804.6
Average common equity	F	943.3	902.5	791.2	799.0	804.6
Less: average goodwill and intangible assets		(74.0)	(74.2)	(73.4)	(75.1)	(80.0)
Average tangible common equity	G	869.3	828.3	717.8	723.9	724.6
Return on equity	A/F	25.9 %	28.0 %	31.6 %	28.5 %	24.5 %
Core return on average tangible common equity	E/G	26.3 %	30.5 %	34.9 %	31.6 %	27.8 %
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	49.9	50.1	50.0	49.8	49.8
Earnings per common share fully diluted	A/H	1.22	1.24	1.26	1.15	0.99
Non-core items per share	D/H	(0.08)	—	0.01	0.01	0.02
Core earnings per common share fully diluted	E/H	1.14	1.24	1.27	1.16	1.01
Core return on average tangible assets						
Total average assets	I	$ 13,660.8	$ 14,115.6	$ 13,863.7	$ 14,160.1	$ 14,793.3
Less: average goodwill and intangible assets		(74.0)	(74.2)	(73.4)	(75.1)	(80.0)
Average tangible assets	J	$ 13,586.8	$ 14,041.4	$ 13,790.3	$ 14,085.0	$ 14,713.3
Return on average assets	A/I	1.8 %	1.8 %	1.8 %	1.6 %	1.3 %
Core return on average tangible assets	E/J	1.7 %	1.8 %	1.8 %	1.6 %	1.4 %

23

Non-GAAP Reconciliation

(continued)

(in millions of US Dollars, unless otherwise indicated)		2023 Q2	2023 Q1	2022 Q4	2022 Q3	2022 Q2
Tangible equity to tangible assets						
Shareholders' equity	K	$ 950.3	$ 936.9	$ 864.8	$ 754.9	$ 802.4
Less: goodwill and intangible assets		(74.0)	(74.1)	(74.4)	(71.9)	(77.5)
Tangible common equity	L	876.3	862.8	790.4	683.0	725.0
Total assets	M	13,509.5	13,732.7	14,306.1	13,699.3	14,349.9
Less: goodwill and intangible assets		(74.0)	(74.1)	(74.4)	(71.9)	(77.5)
Tangible assets	N	$ 13,435.5	$ 13,658.6	$ 14,231.7	$ 13,627.5	$ 14,272.5
Tangible common equity to tangible assets	L/N	6.5 %	6.3 %	5.6 %	5.0 %	5.1 %
Tangible book value per share						
Basic participating shares outstanding (in millions)	O	49.1	49.8	49.7	49.6	49.6
Tangible book value per common share	L/O	17.83	17.32	15.92	13.76	14.61
Efficiency ratio						
Non-interest expenses		$ 83.5	$ 84.1	$ 84.7	$ 82.0	$ 83.0
Less: Amortization of intangibles		(1.4)	(1.4)	(1.4)	(1.4)	(1.4)
Non-interest expenses before amortization of intangibles	P	82.1	82.7	83.3	80.6	81.6
Non-interest income		50.2	50.2	54.9	49.9	51.8
Net interest income before provision for credit losses		92.5	97.4	94.6	91.2	82.0
Net revenue before provision for credit losses and other gains/losses	Q	$ 142.6	$ 147.5	$ 149.5	$ 141.1	$ 133.8
Efficiency ratio	P/Q	57.6 %	56.0 %	55.7 %	57.1 %	61.0 %
Core efficiency ratio						
Non-interest expenses		$ 83.5	$ 84.1	$ 84.7	$ 82.0	$ 83.0
Less: non-core expenses	(C)	—	—	(0.1)	(0.2)	(1.1)
Less: amortization of intangibles		(1.4)	(1.4)	(1.4)	(1.4)	(1.4)
Core non-interest expenses before amortization of intangibles	R	82.1	82.7	83.1	80.4	80.5
Net revenue before provision for credit losses and other gains/losses	Q	142.6	147.5	149.5	141.1	133.8
Core efficiency ratio	R/Q	57.6 %	56.0 %	55.6 %	57.0 %	60.2 %

24

25 Our peer group includes the following banks, noted by their ticker symbols: Peer Group • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Bank System, Inc. (CBU) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC) • UMB Financial Corporation (UMBF)